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Exhibit 99.4

VANCEINFO TECHNOLOGIES INC.

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES ("ADSs")
REPRESENTING ORDINARY SHARES OF
VANCEINFO TECHNOLOGIES INC.

        Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

	FOR	AGAINST		FOR	AGAINST
Resolution 1	☐	☐	Resolution 2	☐	☐
Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.
Sign Below Date:
Address Change ☐ Mark box, sign and indicate changes/ comments below:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

VanceInfo Technologies Inc.—Proof 8 9/28/12

VANCEINFO TECHNOLOGIES INC.
AGENDA

1.
As a special resolution, THAT (1) the agreement and plan of merger, dated as of August 10, 2012, as amended by the amendment dated as of August 31, 2012, by and among the Company, HiSoft Technology International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("HiSoft"), Chemistry Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of HiSoft ("Merger Sub"), and Chemistry Merger Sub II Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "merger agreement"), (2) the plan of merger (the "plan of merger") by and among the Company and Merger Sub, pursuant to which Merger Sub will merge with and into the Company (the "merger") and (3) the transactions contemplated thereby, including the merger, are authorized and approved.

2.
As an ordinary resolution, THAT in the event that there are insufficient proxies received at the time of the EGM to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, the chairman of the EGM be instructed to adjourn the EGM in order to allow the Company to solicit additional proxies.

VanceInfo Technologies Inc. JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the "Depositary") has received advice that an Extraordinary General Meeting (the "Meeting") of VanceInfo Technologies Inc. (the "Company") will be held at 3/F, Building 8, Zhongguancun Software Park, Haidian, Beijing, P.R. China on Tuesday, November 6, 2012 at 9:00 a.m. (Beijing time), for purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Shares ("ADSs") FOR or AGAINST the Resolutions, or any of them, to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, or any of them, as the case may be. This Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., November 1, 2012. Only the registered holders of record at the close of business on October 5, 2012 will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADSs representing Ordinary Shares of the Company hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADSs registered in the name of the signatory on the books of the Depositary as of the close of business October 5, 2012, at the Meeting to be held in China on Tuesday, November 6, 2012 or at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADSs will be voted by the person designated by the Company in his or her discretion.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be received by the Depositary before 12:00 p.m., November 1, 2012.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.

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  Exhibit 99.4
VANCEINFO TECHNOLOGIES INC. TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES ("ADSs") REPRESENTING ORDINARY SHARES OF VANCEINFO TECHNOLOGIES INC.
VANCEINFO TECHNOLOGIES INC. AGENDA